UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Earth Biofuels, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

27031F 10 2

(CUSIP Number)

Apollo Resources International, Inc.

3001 Knox Street, Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27031F 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Resources International, Inc. FEIN: 84-1431425

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,148,793*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 139,148,793*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,148,793*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.49%*

14.	Type of Reporting Person (See Instructions) CO

*Reflect the changes in share ownership.

Item 1.	Security and Issuer

This statement on Schedule 13D/A (the “Statement”) is being filed as Amendment No. 1 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 13, 2005 (the “Original Statement”). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement. This Statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Earth Biofuels, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 403, Dallas, Texas 75205. As a result of the transactions described herein, Apollo Resources International, Inc. has acquired additional shares of the Issuer.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:

(a)   This statement is filed by Apollo Resources International, Inc., a Utah corporation.

(b)   The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c)   The principal business of Apollo Resources International, Inc. is oil and natural gas production, the processing and distribution of biodiesel fuel and natural gas transmission.

(d)   During the last five years, Apollo Resources International, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Apollo Resources International, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Not applicable.

(a) Dennis G. McLaughlin, III is President, CEO and Chairman of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. McLaughlin is also currently CEO and Chairman of the Issuer; and Chairman of Blue Wireless & Data, Inc.

(d) During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McLaughlin is a citizen of the United States of America.

(a) J. Mark Ariail is CFO and director of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. Ariail currently holds no other employment with any other organization.

(d) During the last five years, Mr. Ariail has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Ariail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ariail is a citizen of the United States of America.

(a) Kit Chambers is a director of Apollo Resources International, Inc.

(b) The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas  75205.

(c) Mr. Chambers is also currently Executive Vice President of the Issuer.

(d) During the last five years, Mr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chambers is a citizen of the United States of America.

(a) Billy A. Mickle is director of Apollo Resources International, Inc.

(b) The address of his principal office is PO Box 1365, Durant, Oklahoma 74702.

(c) Mr. Mickle is also currently Managing Partner of BFM Investments, LLC.

(d) During the last five years, Mr. Mickle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Mickle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mickle is a citizen of the United States of America.

(a) Glenn E. Floyd is director of Apollo Resources International, Inc.

(b) The address of his principal office is PO Box 396, Norman, Oklahoma 73070.

(c) Mr. Floyd is also currently founding attorney and owner of the Floyd Law Firm, PC.

(d) During the last five years, Mr. Floyd has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, Mr. Floyd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Floyd is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplementally amended as follows:

As of November 22, 2006, the date of the event requiring the filing of this statement, 9,422,111 shares of Common Stock of the Issuer held by Apollo Resources International, Inc. were acquired from the Issuer in consideration of the acquisition of Apollo LNG, Inc.

Subsequently Apollo Resources International, Inc. purchased 25,000 shares of Issuer in open market transactions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

All shares of Common Stock of the Issuer owned by Apollo Resources International, Inc. have been acquired by Apollo Resources International, Inc. for investment purposes only.

All shares of Common Stock of the Issuer owned by Mr. McLaughlin have been acquired by Mr. McLaughlin for investment purposes only.

All shares of Common Stock of the Issuer owned by Mr. Ariail have been acquired by Mr. Ariail for officer compensation.

All shares of Common Stock of the Issuer owned by Mr. Chambers have been acquired by Mr. Chambers for officer compensation.

Not applicable for Billy A. Mickle or Glenn E. Floyd.

(a)   Not applicable.

(b)   Effective November 22, 2006, the Issuer entered into two Share Exchange Agreements (the “Agreement”) with collectively, the shareholders of Apollo LNG, Inc. (the “Sellers”), a Texas company (the “LNG Business”). Under the Agreement, the Issuer has agreed to acquire from the Sellers all of the issued and outstanding shares of the LNG Business (the “LNG Shares”). The Issuer has agreed to issue 18,844,222 shares of its common stock as consideration for the LNG Shares. The Agreement contains representations and warranties customary for transactions of this type. (c) Not applicable. (d) Not applicable. (e) Not applicable. (f) Not applicable. (g) Not applicable. (h) Not applicable. (i) Not applicable. (j) Not applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)   As of November 22, 2006, Apollo Resources International, Inc. owned 139,148,793 shares of Common Stock of the Issuer, representing approximately 58.49% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. McLaughlin owned 2,556,113 shares of Common Stock of the Issuer, representing approximately 1.07% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Chambers owned 500,000 shares of Common Stock of the Issuer, representing approximately 0.21% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Ariail owned 100,000 shares of Common Stock of the Issuer, representing approximately 0.04% of the issued and outstanding shares of Common Stock of the Issuer.

Not applicable for Billy A. Mickle or Glenn E. Floyd.

(b)   As of November 22, 2006, Apollo Resources International, Inc. had sole power to vote 139,148,793 of the shares of Common Stock of the Issuer.  As of November 22, 2006, Apollo Resources International, Inc. had sole power to dispose of 139,148,793 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. McLaughlin had sole power to vote 2,556,113 of the shares of Common Stock of the Issuer. As of November 22, 2006, Mr. McLaughlin had sole power to dispose of 2,502,613 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Chambers had sole power to vote 500,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, Mr. Chambers had sole power to dispose of 500,000 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Ariail had sole power to vote 100,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, Mr. Ariail had sole power to dispose of 100,000 of the shares of Common Stock of the Issuer.

Not applicable for Billy A. Mickle or Glenn E. Floyd.

(c)   During the sixty days prior to November 22, 2006, Apollo Resources International, Inc. acquired shares of Common Stock of the Issuer in open market transactions as reported on Form 3 and Form 4.

During the sixty days prior to November 22, 2006, Dennis McLaughlin acquired shares of Common Stock of the Issuer in open market transactions as reported on Form 4.

During the sixty days prior to November 22, 2006, J. Mark Ariail acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, Kit Chambers acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, Billy A. Mickle acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, Glenn E. Floyd acquired no shares of Common Stock of the Issuer in open market transactions.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplementally amended by reference to the disclosures in Item 4 of this Statement.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Share Exchange Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2006
Date
/s/ Dennis McLaughlin
Signature
Dennis McLaughlin Chairman and Chief Executive Officer, Apollo Resources International, Inc.
Name/Title